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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 5 )*



                        Allou Health & Beauty Care, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   019782 10 1
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                                Page 1 of 4 pages

                                       13G
-------------------------                                      -----------------
CUSIP No.   019782  10  1                                      Page 2 of 4 Pages
-------------------------                                      -----------------

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jack Jacobs
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                        (b) [_]
         N/A

--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

--------------------------------------------------------------------------------
                                    5        SOLE VOTING POWER

                                             478,750

                              --------------------------------------------------
          NUMBER OF                 6        SHARED VOTING POWER
           SHARES
        BENEFICIALLY                         -0-
          OWNED BY
            EACH              --------------------------------------------------
          REPORTING                 7        SOLE DISPOSITIVE POWER
           PERSON
            WITH                             478,750

                              --------------------------------------------------
                                    8        SHARED DISPOSITIVE POWER

                                                    -0-

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         478,750

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]
         N/A

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.10%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)
                                Page 2 of 4 pages

                                       13G
-------------------------                                      -----------------
CUSIP No.   019782  10  1                                      Page 3 of 4 Pages
-------------------------                                      -----------------


           Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

ITEM 4.    OWNERSHIP.  As of December 31, 1996:

         (a) Amount beneficially owned: 478,750 shares. Includes 293,750 shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), held by Mr. Jacobs; 100,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.33 per share, such Class B Common Stock is convertible at any time into Class A Common Stock on a share for share basis; and 16,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $7.70 per share. Does not include 100,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $5.80 per share at the earlier of August 1, 2002 and such date the issuer reports earnings before interest and taxes for a fiscal year that are at least 115% of the earnings before interest and taxes reported for the fiscal year ended March 31, 1995. Also includes 25,000 shares of Class A Common Stock held by Mr. Jacobs; 34,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $7.70 per share; and 10,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.60 per share. Each share of Class B Common Stock has five votes per share; each share of Class A Common Stock has one vote per share.

         (b)      Percent of Class: 8.10%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote: 478,750

                  (ii)     shared power to vote or direct the vote: None

                  (iii)    sole power to dispose or direct the  disposition  of:
                           478,750

                  (iv)     shared power to dispose or direct the disposition of:
                           None




                                Page 3 of 4 pages

                                       13G
-------------------------                                      -----------------
CUSIP No.   019782  10  1                                      Page 4 of 4 Pages
-------------------------                                      -----------------



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 12, 1997
                                      ------------------------------------------
                                                         Date

                                                    /s/ Jack Jacobs
                                      ------------------------------------------
                                                       Signature

                                                      Jack Jacobs
                                      ------------------------------------------
                                                         Name


                                Page 4 of 4 pages